601 Lexington Avenue New York, New York 10022

(212) 446-4800	Facsimile: (212) 446-6460

www.kirkland.com

October 14, 2011

VIA OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Cecilia Blye, Chief, Office of Global Security Risk
Mr. Pradip Bhaumik, Special Counsel, Office of Global Security Risk

Re:	Safe Bulkers, Inc.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed March 4, 2011
File No. 1-34077

Dear Ms. Blye and Mr. Bhaumik:

     This letter is being furnished on behalf of Safe Bulkers, Inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 5, 2011 to Konstantinos Adamopoulos, Chief Financial Officer of the Company, with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2010 (File No. 1-34077) (the “Form 20-F”) that was filed with the Commission on March 4, 2011. The information set forth below has been provided by the Company and not the undersigned.

     The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

     All page numbers in the responses below refer to the Form 20-F, except as otherwise noted.

U.S. Securities and Exchange Commission
Division of Corporation Finance

Our vessels call on ports located in Iran, which is subject to restrictions imposed by the United States government, which could be viewed negatively by investors and adversely affect the trading price of our common stock, page 14.

1.	You state that “(f)rom time to time, vessels in (y)our fleet have called and/or may call on ports located in countries…identified by the United States government as state sponsors of terrorism.” As you know, Cuba, Iran, Sudan, and Syria are identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please confirm to us, if true, that during the period discussed in the risk factor, January 1, 2005 through December 31, 2010, your vessels have not called on ports in any of these countries except Iran. If your vessels may call on ports in others of these countries, in future filings please revise your risk factor disclosure to identify all countries that are U.S.-designated state sponsors of terrorism upon whose ports your vessels may call.

          Response: The Company confirms that during the period discussed in the risk factor, January 1, 2005 through December 31, 2010, the Company did call on port in one of the countries other than Iran that are identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Since 2010, vessels in the Company’s fleet have called on ports in Syria on three separate occasions. Additional detail regarding such port calls in Syria is included in the attached Annex A table setting out the vessels, the third party charterers for those vessels, and the nature of such cargoes, among other details.

          The Company confirms it will revise its future risk factor disclosure to identify all countries that are U.S.-designated state sponsors of terrorism upon whose ports the Company’s vessels have called.

2.	Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, whether through subsidiaries or other direct or indirect arrangements, for the last three fiscal years and the subsequent interim period. Include information regarding any goods, fees, or services you have provided or anticipate providing, directly or indirectly, to Iran, and any agreements, commercial arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the government or entities controlled by the government of Iran.

          Response: The Company’s business with Iran (or Syria) during the last three fiscal years and the subsequent interim period is entirely indirect (other than its immaterial past arrangements with South Sailor Tehran described below) and is limited to the employment of the Company’s vessels on Iranian (or Syrian) trade routes by third party charterers, who control the trading pattern of the vessels while under charter. Additional detail regarding such port calls in Iran (and Syria) is included in the attached Annex A table setting out the vessels, the third party charterers for those vessels that made port calls to Iran (and Syria), and the nature of such cargoes, among

U.S. Securities and Exchange Commission
Division of Corporation Finance

other details. The Company anticipates that the number of port calls to Iran and Syria for subsequent periods will likely be consistent with past practice evidenced by Annex A, although it notes that port calls are determined by the relevant charterer in each case. As evidenced by Annex A, the port calls of the Company’s vessels in Iran (and Syria) involved the delivery of food cargoes.

          The Company is not party to any agreements, commercial arrangements or other contracts, direct or indirect, with the government or entities controlled by the government of Iran (or Syria), and does not anticipate entering into any such agreements, commercial arrangements or other contracts. However, during two port calls in 2008 and 2009, the Company engaged an Iranian company trading under the name South Sailor Tehran to provide services associated with the transportation of crew members to and from vessels landing at Iranian ports (for example, transporting crew from the port to the international and domestic airports and vice versa, arranging and collecting flight tickets for crew, arranging payment of customs and immigration chargers for crew, and arranging meals for crew). The aggregate amount paid by the Company to South Sailor Tehran for services provided during these two port calls was $3,620. The Company is not aware of any connections that South Sailor Tehran has with the Iranian government.

          The Company has been and continues to be in compliance with applicable U.S. laws and government regulations as they relate to Iran, Syria and other U.S.-designated state sponsors of terrorism.

3.	Please tell us the approximate dollar amounts of any revenues, assets, and liabilities associated with Iran for the last three fiscal years and the subsequent interim period.

          Response: Except as described above, the Company does not generate any revenues, or incur any liabilities, from doing business associated with Iran. The Company derives its revenues from the daily charter hire fee paid by the charterers of its vessels. With respect to each port call by the Company’s vessels in Iran (or Syria) for the last three fiscal years and the subsequent interim period, the Annex A table sets out the applicable vessels, the third party charterers for those vessels, the daily charter hire fee paid by the charterer, the loading port and date of departure from the loading port, the unloading port in Iran (or Syria), the duration of the port call in Iran (or Syria) and the revenues associated with such port calls. The Company calculates that revenues associated with port calls in Iran and Syria represented 2.96% of total revenues in 2008, 0.54% of total revenues in 2009 and 1.00% of total revenues in 2010.

U.S. Securities and Exchange Commission
Division of Corporation Finance

Other

The Company advises us that it acknowledges to the Commission that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

     We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact the undersigned at (212) 446-4660, or my colleagues Laura L. Fraedrich at (202) 879-5990 or Richard M. Brand at (212) 446-6454, at your earliest convenience.

Sincerely,

Christian O. Nagler
KIRKLAND & ELLIS LLP

cc:	Konstantinos Adamopoulos
Safe Bulkers, Inc

APPENDIX A

Please see attached

Safe Bulkers Fleet - Calls at ports in Iran and Syria 2008 - Sep 2011

	VESSEL	PREVIOUS LOADING PORT / COUNTRY / STAY	DISCHARGING PORT / COUNTRY / STAY	CARGO DISCHARGED	CARGO QUANTITY Metric Tons	CHARTERER	HIRE USD/day	TRIP DURATION FROM COMMENCEMENT LOADING AT PREVIOUS PORT TO COMPLETION OF DISCHARGE AT DISCHARGE PORT (days)	REVENUE ASSOCIATED WITH THE CALL

1	KATERINA - Kerasie Shipping Corporation	ALBANY/AUSTRALIA / From 05/01/08 to 08/01/08	BANDAR IMAM KHOMEINI/IRAN From 25/01/2008 to 11/02/2008	BARLEY	56,433	BUNGE S.A., GENEVA	80,000	37	USD 2,960,000

2	MARITSA - Marathassa Shipping Corporation	BAHIA BLANCA/ARGENTINA 31/07/08-03/08/08	BANDAR IMAM KHOMEINI/IRAN From 01/09/2008 to 11/09/2008	SOYA+CORN	63,286	BUNGE S.A., GENEVA	53,500	42	USD 2,247,000

3	SOPHIA - Soffive Shipping Corporation	BAHIA BLANCA/ARGENTINA 19/02/08-20/02/08	BANDAR IMAM KHOMEINI/IRAN From 19/03/2008 to 30/03/2008	CORN WHEAT	69,334 8,993	BUNGE S.A., GENEVA	24,000	40	USD 960,000

4	MARITSA - Marathassa Shipping Corporation	NEW ORLEANS 15/10/09-27/10/09	BANDAR IMAM KHOMEINI/IRAN From 08/12/2009 to 13/12/2009	SOYABEANS	66,147	CARGILL INTERNATIONAL S.A., GENEVA	15,500	59	USD 914,500

5	PANAYIOTA K - Maxdekatria Shipping Corporation	NEW ORLEANS/USA 16/10/10 - 23/10/10 - VESSEL DISCHARGED FIRST AT DAMIETTA/EGYPT 13/11/10-05/12/10 AND THEN CALLED AT TARTOUS	TARTOUS/SYRIA From 06/12/2010 to 18/12/2010	CORN	23,485	WINDROSE SPS SHIPPING AND TRADING SA, GENEVA	22,750	70	USD 1,592,500

			LATTAKIA/SYRIA From 18/12/2010 to 25/12/2010	CORN	24,045

6	STALO - Staloudi Shipping Corporation	ROSARIO/ARGENTINA 12/07/2011- 16/07/2011 BAHIA BLANCA/ARGENTINA 18/07/2011- 27/07/2011 - VESSEL DISCHARGED FIRST AT DAMIETTA/EGYPT 20/08/11- 26/08/11 AND THEN CALLED AT LATTAKIA	LATTAKIA/SYRIA From 27/08/2011 to 03/09/2011	CORN	40,157	DAIICHI CHUO KISEN KAISHA, TOKYO, JAPAN	34,160	53	USD 1,810,480

7	PEDHOULASMERCHANT - Pemer Shipping Ltd.	TUBARAO/BRAZIL 06/02/11- 05/03/11	BANDAR IMAM KHOMEINI/IRAN From 05/05/2011 to 11/05/2011	MAIZE	61,400	CARGILL INTERNATIONAL S.A., GENEVA	27,250	94	USD 2,561,500